

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 21, 2014

<u>Via Email</u>
Mr. David Cutler
Chief Financial Officer
U.S. Precious Metals, Inc.
176 Route 9 North, Suite 306
Marlboro, New Jersey 07728

> **Re: U.S. Precious Metals, Inc.**
> **Form 8-K**
> **Filed May 19, 2014**
> **File No. 000-50703**

Dear Mr. Cutler:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 8-K Filed on May 19, 2014</u>

1.   We note Jeffrey & Company resigned on May 13, 2014 after the audit firm's registration was revoked by the Public Company Accounting Oversight Board on May 6, 2014. Please amend your Form 8-K to state whether the decision to change accountants was recommended or approved by any audit or similar committee of the board of directors or the board of directors, if you have no audit or similar committee, as required by Item 304(a)(1)(iii) of Regulation S-K.

2.   Please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your amended Form 8-K.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions regarding these comments and related matters, please contact me at (202) 551-5395.

Sincerely,

/s/ Julie Marlowe

Julie Marlowe
Staff Accountant